                 SECURITIES AND EXCHANGE COMMISSION
                       Washington D.C. 20549

                           FORM 20-F/A-2

[ x ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
          OR

[   ]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934, for the fiscal year ended:
          OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934, for the transition period from ___________ to __________.

                    COMMISSION FILE NO: 0-31301

                          IRUTIL CO. INC.
       (Exact name of registrant as specific in its charter)

                  The Commonwealth of The Bahamas
          (Jurisdiction of incorporation or organization)

                  Brigadoon House, P.O. Box 17736
                          Nassau, Bahamas
  (Address of principal executive offices, including postal code)

Registrant's area code and telephone number: (242) 324-3555

Securities to be registered pursuant to Section 12(b) of the Act:
     Title of each class:  None

Name of each exchange on which registered:  N/A

Securities to be registered pursuant to Section 12(g) of the Act:
     Title of each class:  Ordinary Shares

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act.
     Title of each class:   None

Indicate the number of outstanding shares of each of the issuer's classes of capital or Ordinary Shares as of the close of the period covered by the annual report.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
     [   ]   YES    [ x ]  NO


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Indicate by check mark which financial statement item the registrant has elected to follow:
     [ x ]  ITEM 17 [   ]  ITEM 18

(APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
     [  ]  YES      [  ]  NO

     INDEX BEGINS ON PAGE 34.

INTRODUCTION

     As used herein, except as the context otherwise requires, the term "Company" refers to Irutil Co. Inc., a corporation organized under the laws of the Commonwealth of the Bahamas.

     The Company publishes its financial statements expressed in United States dollars. In this document, references to "US dollars" or "US$" are to the currency of the United States of America.

     The Company's fiscal year ends on December 31 of each year.
References in this document to a particular year are to the fiscal year unless otherwise indicated.


























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ITEM 1.   DESCRIPTION OF BUSINESS.

GENERAL

     Irutil Co. Inc. (the "Company"), is a start-up corporation which has not begun operations. The Company was organized under the laws of the Commonwealth of The Bahamas on September 8, 1995 as Southern Energy Co. Inc., and intends to engage in the business of generating electricity and distributing the same to rural or remote cities, villages, and towns initially in the Philippines. As of the date hereof, the Company does not generate or distribute any electricity to anyone and there is no assurance that the Company's plans to generate and sell electricity to anyone will ever occur.

THE COMPANY'S PLAN FOR GENERATING ELECTRICITY

     The Company's intends to acquire small rural electric corporations ("RECS") located in the Philippine Islands and consolidate the same with other rural electric regional electric cooperatives, municipals, and distribution companies to form a larger entity. Currently, the Company has not acquired any electric corporations and there is no assurance that the Company will be able to acquire any entities. The Company has entered into a letter of intent with ESI E&C Co., Inc. ("ESI"), a corporation owned and controlled by David Atkinson, the Company's President, to acquire one Philippine energy corporation.

     The Company believes that by acquiring multiple energy corporations and consolidating the same, that it will (1) increase its purchasing power, (2) be able to attract financing, (3) attract a qualified work force, (4) be able to influence local, regional, and national government legislation, and (5) centralize cost structures in operations and administration, thereby decreasing the cost of operation while increasing revenue (6) operate the rural electric corporations more efficiently and profitably than the present government/cooperative structure.

     Subsequent to making its initial acquisition, the Company intends to restructure, rehabilitate, and expand transmission, distribution, metering, and supervisory control and data acquisition system ("SCADA") of the RECS franchise area to lower costs, expand service and increase reliability.













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     The Company has entered into a non-binding letter of intent with
ESI to purchase a partnership interest in a partnership to be formed by Cotabato Electric Cooperative Inc., North Cotabato, Mindanao, Philippines, a REC ("Cotabato") and ESI. ESI is a corporation entirely owned by David Atkinson, the Company's President. The partnership will be formed for the purpose of designing, building, owing and operating the Kabacan 8MW mini-hydro project. As of the date hereof, the partnership has not been formed and there is no assurance the partnership will be formed in the future. Further, the Kabacan mini-hydro project has not been initiated and there is no
assurance such project will ever be initiated.    The letter of
intent provides that the Company will:

          a. Acquire ESI's partnership interest in the partnership between Cotabato and ESI. Said 90% interest constitutes the entire ownership interest of ESI in the partnership.

          b. Refinance the existing debt on the Cotabato balance sheet, and

          c.  Conduct due diligence over a period of the next 90 days

     All of the material terms of a definitive agreement are yet to be negotiated and the letter of intent is not deemed to be a binding agreement.

     Because the Company's initial target is located in the Philippine Islands, the Company intends to concentrate its efforts and programs in the Philippine Islands.

OVERVIEW OF PHILIPPINE ELECTRIC GENERATION AND DISTRIBUTION

     Electricity for Philippine distribution companies is typically provided through high-voltage transmission wires from central electric generation plants located throughout a particular region. Electricity generated from these plants is often located many miles from the distribution company, resulting in distribution losses from heat loss, inefficiencies, and theft. Currently, all parts of the Philippine system are regulated. However, to improve efficiencies and reduce















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government subsidization of the electric industry, national legislation is pending in the Philippine Islands that would deregulate parts of the system, allowing distribution companies to be owned and operated by non-regulated private and public companies. Specifically, the generating plants would be sold to and operated by third parties. Distribution companies would be privatized as well, leaving the transmission lines partially regulated.

PHILIPPINE ELECTRIC INDUSTRY

     Currently, many electric distribution companies in the Philippine Islands operate in rural areas. The government has funded development of locally owned electric distribution networks to electrify isolated communities. The government's goal is to have electricity available to all citizens as soon as possible. To that end, the Philippine government has legislation pending to privatize the local government owned electric companies and to introduce new technologies and to create more efficient and cost effective systems that will allow RECS to continue to provide reliable electricity to citizens.

     The Philippine government has called on RECS to form joint ventures with foreign firms engaged in power development and to seek nongovernment capital, expertise, and technology to reduce system losses and fund system expansion. In the Philippine Islands, over
100 RECS supply 97% of the country's 1,500 municipalities.   The
Company intends to initiate the acquisition of distribution companies as well as to strategically align itself to smaller power generation plants in order lower overall electric costs and provide more reliable and safe electricity to regional customers.

     According to the undated Philippine Energy Plan     (1999-2008)
as of 1998 the country had a cumulative installed fuel capacity of 11,615 megawatts (MW) with oil-based grids providing 5,504 MW; local coal producing 850 MW; imported coal producing 1,050 MW; hydro producing 2,302 MW; geothermal producing 1,906 MW; and, natural gas producing 3 MW. Oil based fuels accounted for 47.01% of power generated in 1998 with imported coal accounting for 19.23%; local coal 3.89%; hydro 10.25%; geothermal 19.57% and natural gas 0.05%.


     Currently, generation and transmission is owned and operated by NPC, while retail distribution is provided by 17 investor-owned utilities (IOU's), 119 rural electric cooperatives (RECs), and 4 municipal, city, and provincial distribution companies (MUNIs).

     The Department of Energy (DOE) has overall responsibility for Philippine industry policy, planning, coordination, and non-price regulation. It assumes responsibility for (1) integrated power system planning; (2) setting and enforcing performance standards for independent power producers (IPPS), NPC and utility-owned generation; and (3) facilitating and encouraging investment in the power sector.



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     The Energy Regulatory Board (ERB) is a government agency whose primary goal is regulating the retail price of electricity. It has jurisdiction over the IOUs, RECs, and MUNIs. The NPC is not under the jurisdiction of ERB since the NPC rate is dictated by their contractual obligation with various independent power producers
(IPPs) which account to about 50% of the total generation.

CERTAIN FACTORS AFFECTING INDUSTRY

     The Philippine electric distribution industry is highly capital intensive and the industry is becoming increasingly more competitive on a global basis. There are many competitors with more resources in terms of qualified personnel and capital funds than the Company. There can be no assurance that capital will be available to purchase the targeted assets, nor might there be capital available to maintain the assets. The Company is targeting international, Federal, and local banks to provide acquisition and growth capital.

     Each Philippine Island REC has a monopoly or franchise for a given geographic area. REC electric prices are regulated and set by the ERB, therefore there is no direct competition from other
distribution companies.     However, distributed generation
electricity (electricity generated by a power generator within the franchise area of an electric cooperative intended for internal use of the generator only) can result in the loss of electric sales by the REC in that the power generator does not have to buy electricity from the REC. The distributed generation concept is just starting to take hold in developed countries and currently is more expensive than buying electricity from a local distribution company. It is more expensive because the capital cost is higher than existing power. The Company believes that the foregoing will have no affect upon it. Therefore, the Company does not expect significant, if any, loss of revenues from this potential competitive technology.

CONTRACTS, AGREEMENTS, AND UNDERSTANDINGS

     The Company has entered into a non-binding memorandum of agreement with ESI to purchase up to 90% of a partnership interest to be formed between ESI and Cobato. ESI will own 90% of the partnership and Cotabato will own 10% of the partnership. The partnership was formed for the purpose of designing, building, owing and operating the Kabacan 8MW mini-hydro project. As of the date hereof, the partnership has not been formed and there is no assurance the partnership will be formed in the future. Further, the Kabacan mini-hydro project has not been initiated and there is no assurance such project will ever be initiated. The Multilateral Investment Guarantee Agency (MIGA) has issued a preliminary guarantee for debt and equity totaling US$15 million. The Company plans to finalize the acquisition sometime in the year 2000.





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Benefits Associated with the Philippines

     The operating and business environment in the power industry of the Philippines has improved over the last few years and is expected to improve in the near future. The Philippine government is in the process of privatizing its power generation and distribution organizations to attract private capital for operating, upgrading, and expanding its power generators and grids. The government hopes that privatization will result in new management teams that will bring in innovative ideas learned from years of experience operating similar for-profit companies. These innovative ideas are expected to increase motivation of employees, improve morale, work attitudes, and standards while increasing and expanding system reliability and service to electric consumers at a lower cost.

     By privatizing the power industry, the government hopes to reallocate its capital resources to those neglected sectors in greater need of capital and human resources.

Risks Associated with Philippines

     The financial crisis that has swept across southeast Asia over the last two years has a forced its consumers to become cost conscious of energy consumption. Business globalization has forced some multinational companies to close offices and factories and to relocate in locations where labor and raw materials are relatively inexpensive.

     This has resulted in decreased revenues for power companies including, the NPC. High incidence of power pilferage has also been reported as a result of the foregoing.

     The Company believes that the benefits described above far outweigh the risks. There is no assurance, however, that one of the aforementioned risks will not cause the demise of the Company.

Selection of Target Areas for Acquisition

     REC's and private utilities selected for acquisition are those that might benefit from professional management and that are located in rural areas, a potential growth area.

Evaluation Techniques

     The Company will use a customized acquisition plan for each REC. For each REC acquisition, the approach will be similar, differing only in that one REC is different than another.

     In general, the Company will evaluate an acquisition candidate on its cash flows and growth potential. Traditional corporate finance valuation analysis, such as discounted cash flows and comparable acquisitions, will be used in evaluating the cash flows and value of each REC. The current customer penetration, past historical profit growth rates, and potential future sales growth rates as well as the ability of the REC management to continue that growth are, among other things, are the key items to be evaluated by the Company in considering and acquisition of a particular REC.

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Market for Electricity

     The market for electricity production and transmission in the Philippine Islands is regulated. The overall market is mature and the Company will receive uniform price throughout the Philippines, which is approximately $0.072$/Kwhr.

     As a means of quantitative comparison the following general industry based electricity prices occurred in certain developed countries during this period in accordance with information supplied by Energy Information Administration:

          Country             Average Price per/KWHR in US$

          USA                           $ 0.084
          United Kingdom                $ 0.125
          Philippines                   $ 0.072
          Brazil                        $ 0.142
          Japan                         $ 0.23


Government incentives available in the Philippines

     Currently, there are no government incentives to encourage REC privatization. However, the government has mandated and is encouraging private companies to invest capital and form joint ventures with REC's to increase reliability and expand service to its consumers.

Philippine Economy

     The United States Department of Commerce has identified the Philippines as one of the 10 "big emerging markets." The Philippines economy is experiencing its fastest growth since 1989. New monetary policies have resulted in two straight years of government surpluses and a reduction in foreign debt. The government is committed to eliminating its intervention in private business, and is instituting important market reforms, including import and foreign exchange liberalization, privatization, tax reform, and tariff restructuring. These reforms are enhancing competition and aiding the development of a capital markets industry.

     The Philippines has an abundant English speaking workforce and skilled electrical engineers well-versed in U.S. technical standards, designs, and concepts.

Philippine Market Access

     Beginning in 1991, the Philippines government launched several important measures to attract foreign investment. The 1991 Foreign Investment Act allows foreign equity in Filipino enterprises to exceed 40 percent as long as the company is not seeking investment incentives. A minimum paid-up capital of $200,000 is required for an enterprise to be more than 40 percent foreign-owned. Since 1992, the government has enacted foreign exchange liberalization and lifted Central Bank restrictions on peso borrowing for companies more that 40 percent foreign-owned. There are no restrictions on repatriation of capital and profits. In 1995, the country officially joined the ranks of "Article VIII" International Monetary Fund members, indicating it is committed to an open and liberal foreign exchange and payments regime. Tariffs are being reduced on most industrial goods and the government plans to move toward a uniform tariff rate of five percent by 2004.

     The Philippines is a member of the World Trade Organization
(WTO) and the Association of Southeast Asian Nations (ASEAN).

Philippine Energy Resources

     The Philippine Islands are rich in fossil fuel and renewable energy resources, but lacks the financial resources with which to develop them. The country relies on oil imports - seven percent of total imports - for its energy needs. Currently, oil comprises 50 percent of installed capacity, hydro 30 percent, geothermal 14 percent, and coal 6 percent. The remainder comes from independent power producers under build-operate-transfer arrangements. (The Build-Operate-Transfer Law of 1990 permits private power generation).

    Power generated from indigenous sources is projected to increase from 14,216 GWh in 1998 to 42,787 GWh in 2004 and further to 63,133
GWh in 2008.     New regulations and restructuring of the energy
sector is creating an environment more conducive to private power development and IPPs are expected to play a major role in future market development. The private sector could eventually generate up to 60 percent of output.

Philippine Electricity

     The Philippines government is focusing on reducing oil imports for electricity generation and restructuring the power sector. The reliability of power supply remains a problem for much of the country, including Manila. At present, 65 percent of the country is electrified, but the Philippine Energy Plan anticipates increasing this rate to 96 percent by 2000.

     Although its monopoly over power generation ended in 1995, the National Power Corporation (NPC), a state-owned utility, controls 79 percent of installed capacity. NPC sells electric power to private utilities, local governments, rural electric cooperatives, and industrial customers. It maintains a monopoly over transmission activities, but distribution is managed by local governments, utilities and cooperatives. The Manila Electric Rail and Light Company (MERALCO), a private utility, controls over half of the national power distribution market. The Cagayan Electric Power and Light Company (CEPALCO) controls power distribution for the Cagayan region in Mindanao. NPC is in the process of privatizing power generation facilities into 14 subsidiaries. The Omnibus Electric Power Industry Bill currently under consideration by the Philippines Congress will open the power industry to greater competition.



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     Major government institutions involved in the Philippines energy sector are the National Economic Development Authority (NEDA), the Department of Energy (DOE), the Electricity Regulatory Board (ERB), and the Philippines National Oil Company-Economic Development Authority. The National Electrification Administration (NEA) oversees power distribution and is primarily responsible for executing rural electrification programs on an area-coverage basis through 119 rural electric cooperatives, 17 privately-owned electric utilities, and eight local government-owned electric utilities. Area coverage basis is the principle of providing electricity to the remotest village within the electrical cooperative. NEDA evaluates and approves power and energy development projects. The ERB is responsible for tariff-setting.

Energy Efficiency and Conservation

     Chronic power shortages and brownouts since the early 1990s have cost the Philippines economy several billion dollars per year. In spite of this, energy conservation has not gained wide acceptance and has had little impact on significantly reducing energy consumption. This situation can be attributed mainly to inadequate energy conservation campaigns, energy tariffs that are too low to encourage efficiency, and a lack of incentives for promoting efficient energy use.

     As a result, the Department of Energy has launched a major national energy conservation program, including education and training, industrial energy audits, technical and financial assistance, and promotion of energy efficient technologies. It has also ordered all utilities to develop demand-side management plans. The DSM program will include approximately 25-50 industrial pilot projects. Additionally, MERALCO is working with the U.S. Agency for International Development to design a voluntary program targeted at shopping malls with large electricity loads in the metro Manila area. Efficiency measures will include commercial air conditioning equipment, commercial control systems, energy services and energy consulting, high-efficiency motors and compressors, and cogeneration systems and design services.

Bahamian Government Regulation

     The International Business Companies Act, 1989, as amended is the main body of law governing international business companies in the Bahamas, such as the Company. The foregoing legislation covers matters such as directors' duties and responsibilities, preparation of accounts, auditor control, issue and transfer of shares, control of shareholders; meetings, rights of minority interest, amendments to capital structure, preparation and filing of public documents.

     The Securities Industry Act, 1999, governs the offer or sale of securities in the Commonwealth of The Bahamas. Pursuant to Section 62 of the Securities Industry Act, 1999 of the Commonwealth of The Bahamas, the Company is deemed a "private company" as it has limited its beneficial ownership base to no more than 50 persons and has prohibited the offer of its shares to the public for subscriptions.



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Management and Employees

     The Company is a development stage company and currently has no employees other than its Officers and Directors. The Company intends to hire additional employees as needed. The Company intends to require all of its officers, directors and other key employees to enter into non-competition agreements with terms of eighteen months to three years after termination of employment with the Company. There can be no assurance, however, that these agreements will provide meaningful protection for the Company's proprietary know-how or technology or adequate remedies in case of breach. No employment contracts have beenexecuted by Mr. Atkinson, Mr. Riser, Mr. Darville or Ms. Green and there is not assurance that said persons will ever enter into employment agreements wit the Company.

Company's Offices

     The Company's offices are located at Brigadon House, P. O. Box EE17736, Nassau, Commonwealth of The Bahamas, and the telephone number is 242-324-3555. The Company leases its office space from ESI.

Risk Factors Associated with the Company

     1. Company No History of Earnings. The Company has no operating history and is subject to all of the risks inherent in a developing business enterprise including lack of cash flow and service acceptance.

     2. Development and Market Acceptance of Services. The Company's success and growth will depend upon the Company's ability to acquire rural electric companies and market its services. The Company's success will depend in part upon the market's acceptance of, and the Company's ability to deliver and support its electric services.

     3. Liquidity; Need for Additional Financing. The Company believes that it does not have the cash it needs for at least the next twelve months based upon its internally prepared budget. Further, the Company's cash requirements are not easily predictable and there is a possibility that its budget estimates will prove to be inaccurate. If the Company is unable to generate a positive cash flow, it will be required to curtail operations substantially and seek additional capital. There is no assurance that the Company will be able to obtain additional capital if required, or if capital is available, to obtain it on terms favorable to the Company. The Company may suffer from a lack of liquidity in the future which could impair its short-term marketing and sales efforts and adversely affect its results of operations.

     4. Foreign Operations Risks. The Company's principal business operations will be located on the Philippine Islands. The Company will be subject to Philippine taxation, business licensing and other areas may be different from those typically encountered in the United
States or Bahamas.   Although management intends to ensure that all
agreements, permits, licenses and/or regulatory approvals are adequately addressed and followed, there can be no assurance that the regulatory climate in the future in Philippines will not change in a materially negative way for the Company.

     5. Competition. Most of the Company's competitors have substantially greater financial, technical and marketing resources than the Company. In addition, the Company's services compete indirectly with all other forms of energy delivery.

     6. Reliance Upon Directors and Officers. The Company is wholly dependent, at the present, upon the personal efforts and abilities of its Officers and Directors, who exercise control over the day to day affairs of the Company. The loss of one or more of the Company's directors and officers could have an adverse affect upon the Company's operations.

     7. Issuance of Additional Shares. The Company is authorized to issue 100,000,000 ordinary shares. 3,000,000 ordinary shares are currently issued and outstanding. 97,000,000 or 97% of the 100,000,000 ordinary shares are unissued. The Board of Directors has the power to issue such shares. The Company may in the future attempt to issue shares to acquire products, equipment or properties, or for other corporate purposes. Any additional issuance by the Company, from its authorized but unissued shares, would have the effect of diluting the interest of existing shareholders.

     8. Indemnification of Officers and Directors for Securities Liabilities. The laws of the Commonwealth of The Bahamas provides that the Company could indemnify any Director, Officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in the International Business Companies Act, as amended, of the Commonwealth of The Bahamas. Further, the Company may purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against. The foregoing could result in substantial expenditures by the Company and prevent any recovery from such Officers, Directors, agents and employees for losses incurred by the Company as a result of their actions. Further, the Company has been advised that in the opinion of the Securities and Exchange Commission, indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

     9. Cumulative Voting, Preemptive Rights and Control. There are no preemptive rights in connection with the Company's Common Stock. Shareholders may be further diluted in their percentage ownership of the Company in the event additional shares are issued by the Company in the future. Cumulative voting in the election of Directors is not provided for. Accordingly, the holders of a majority of the shares of Common Stock, present in person or by proxy, will be able to elect all of the Company's Board of Directors.

     10. No Dividends Anticipated. At the present time the Company does not anticipate paying dividends, cash or otherwise, on its Common Stock in the foreseeable future. Future dividends will depend on earnings, if any, of the Company, its financial requirements and other factors. An investor should not acquire shares of the Company's common stock if he is relying upon the payment of dividends in the future.


ITEM 2.   DESCRIPTION OF PROPERTY.

     Currently the Company does not own any property. The Company's offices are located at Brigadoon House, P. O. Box EE17736, Nassau, Bahamas The Company leases the foregoing offices from ESI owned and controlled by David Atkinson, the Company's President, pursuant to the terms of a written lease agreement. The term of the lease is monthly with monthly rental payments of $2,500 per month. The term of the lease is from month-to-month.


ITEM 3.   LEGAL PROCEEDINGS.

     The Company is not a party to any litigation and to its knowledge, no action, suit or proceedings against it has been threatened by any person.


ITEM 4.   CONTROL OF REGISTRANT.

Principal Shareholders

     The Company's is not owned or controlled, directly or indirectly, by another corporation or by any foreign government and there are no agreements in place which could result in a change of control of the Company.

     The following table sets forth the Ordinary Share ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's Ordinary Shares, each director individually and all officers and directors of the Company as a group. Each person has sole voting and investment power with respect to the shares of Ordinary Shares shown, and all ownership is of record and beneficial.

Name and address    Number of                               Percent
of owner            Shares    Position                      of Class

David E. Atkinson     750,000 President, Chief Executive    25.00%
#17 Eastern Road              Officer and Chairman
Nassau, Bahamas

Robert C. Darville          0 Secretary, Treasurer           0.00%
#10 Seafan Drive              Chief Financial Officer and
Sea Breeze Estates            Director
Nassau, Bahamas

Joanta H. Green        50,000 Director                       1.67%
338 Sausalito Blvd.
Sausalito, CA 94965

All officers and      800,000                               26.67%
directors as a Group
(3 Persons)

Mark Riser            150,000                                5.00%
51 Longview Drive
Ridgefield, CT 06877


ITEM 5.   NATURE OF TRADING MARKET.

     No market exists for the Company's securities and there is no assurance that a regular trading market will develop, or if developed, that it will be sustainable. A shareholder in all likelihood, therefore, will be unable to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept the Company's securities as pledged collateral for loans unless a regular trading market develops.

     There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities. On January 4, 1999, the NASD amended its rules regarding listing of securities for trading on the Bulletin Board which it operates. Effective January 4, 1999, securities of corporations will not be listed for trading on the Bulletin Board unless the corporation files reports pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934. Accordingly, the Company's common stock will not be listed for trading on the Bulletin Board until such time as this registration statement is declared effective by operation of law and the Company has satisfied all outstanding comments issued by the Securities and Exchange Commission.

     As of August 1, 2000, the Company had 42 holders of record of its Ordinary Shares. Currently, there are two U.S. shareholders of the Company's Ordinary Shares.

     The Company has not paid any dividends since it is inception and does not anticipate paying any dividends on its Ordinary Shares in the foreseeable future.


ITEM 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
          SECURITY HOLDERS.

     There are no exchange controls or other limitations which affect security holders other than the shares of common stock issued to Mr. Riser and Ms. Green are "restricted securities" as that term is defined in Reg. 144 of the Securities Act of 1933 (the "Act") and may only be resold in compliance with Reg. 144 of the Act.

     In general, under Reg. 144, an affiliate of the Company (officers, directors, and owners of more than ten percent (10%) of the outstanding shares of Common Stock are affiliates of the Company) may sell in ordinary market transactions through a broker or with a market maker, within any three (3) month period a number of shares which does not exceed the greater of one percent (1%) of the number of outstanding shares of Common Stock or the average of the weekly trading volume of the Common Stock during the four calendar weeks prior to such sale. Sales under Reg. 144 require the filing of Form 144 with the Securities and Exchange Commission. If the shares of Common Stock have been held for more than two (2) years by a person who is not an affiliate, there is no limitation on the manner of sale or the volume of shares that may be sold and no Form 144 is required. Sales under Reg. 144 may have a depressive effect on the market price of the Company's Common Stock.


ITEM 7.   TAXATION.

     The following discussion summarizes material US federal and Bahamian tax consequences of the ownership of Shares by a person ("US Portfolio Stockholder") that: (i) is a citizen or resident of the US, a US corporation or that otherwise will be subject to US federal income tax on a net income basis in respect of the Shares; (ii) is not deemed a resident of Commonwealth of The Bahamas for exchange control purposes by the Central Bank of the Commonwealth of The Bahamas; (iii) has not, within the preceding five years, beneficially owned 10% of the issued capital or voting stock in the Company; and,
(iv) has not used the Shares in carrying on a trade or business, wholly or partly through a permanent establishment in Commonwealth of The Bahamas.

     The statements regarding US and Bahamian tax laws set forth herein are based on those laws as in force on the date of this document that may affect the tax consequence described herein (some of which may have retroactive effect). This summary is not exhaustive of all possible tax consideration and investors are advised to satisfy themselves as to the overall tax consequences, including specifically the consequences under state, local and other laws, of the acquisition, ownership and disposition of Shares by consulting their own tax advisers.

Taxation of Gains on Sale

     A US Portfolio Stockholder is not subject to Bahamian income tax on the sale of its Ordinary Shares in the Company.

Passive Foreign Investment Company Status

     A foreign corporation is classified as a passive foreign investment company (a "PFIC") in any taxable year in which, after taking into account the income and assets of certain subsidiaries pursuant to the applicable US Internal Revenue Code "look-through" rules, either (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the average value of its assets is attributable to assets that produce passive income from cash holdings and profits from the sale of marketable securities, even if derived from an active business.

     If the Company were a PFIC during any year in which a US
Portfolio Stockholder owned Shares, that US Portfolio Stockholder would be subject to additional taxes on any gain realized from the sale or any other disposition of the Shares, or any excess distribution received from the Company.

     A US Portfolio Stockholder will have an excess distribution to the extent that distributions on Shares during a taxable year exceeded 125% of the average amount received during the three preceding taxable years (or, if shorter, the US Portfolio Stockholders' holding period for the Shares). To compute the tax on gain or on an excess distribution, (i) the excess distribution or the gain is allocated ratably over the US Portfolio Stockholder's holding period for the Shares, (ii) the amount allocated to the current taxable year at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

     If the Company is a PFIC, US persons that own an interest in another entity that owns shares in the Company may be treated as indirect holders of their proportionate share of that entity's Shares, and may be taxed on their proportional amount of any gain or excess distribution from that entity attributable to the entity's Shares in the Company. A US person that owns an interest in the entity that is an actual holder of Shares will be treated as an indirect holder if (i) the actual holder is itself a PFIC, (ii) the actual holder is a foreign corporation other than a PFIC in which the US person who owns an interest in the actual holder owns (directly or indirectly) at least 50% in value of the actual holder's shares, or
(iii) the actual holder is a partnership, trust or estate in which the US Portfolio Stockholder is a partner or beneficiary. An indirect holder must take into income its portion of any excess distribution received by the actual holder or any gain recognized by the actual holder on the Shares. An indirect holder also must treat an appropriate portion of its gain on the sale of its interest in the actual holder as gain on the sale of the Shares. If the Company were a PFIC, a US Portfolio Stockholder of Shares would generally be subject to similar rules with respect to distribution by, and dispositions of the shares of, any direct or indirect subsidiaries of the Company that were PFICs.

     The Internal Revenue Code provides each US stockholder in an PFIC with an election whereby the additional US tax burden imposed on gain on sale of PFIC stock and receipt of excess distributions from a PFIC, as described above, can be avoided. This election generally requires that the PFIC stockholder include in its income, its pro-rata share of the PFIC's distributed and undistributed income, as computed under US tax accounting principles, on an current basis. In certain cases, a further election is available to an electing PFIC stockholder to defer the tax payable with respect to the stockholder's pro-rata share of the PFIC's undistributed income, although in this case interest applies on the deferred tax. Thus, even if the first or both of these elections are made, a US stockholder of a PFIC loses the tax benefit, which is available with respect to investment in a non-PFIC corporation, of deferring and converting to capital gain the investor's personal US tax liability with respect to the Company's undistributed income. These elections also generally require that the PFIC annually provide the electing PFIC shareholder, for inspecting by the Internal Revenue Service, an analysis of the PFIC's income computed under US tax accounting principals. The Company does not intend to furnish any US Portfolio Stockholder with the information that it would need in order to avoid the PFIC tax treatment described by electing to include its share of the Company's income on a current basis. Therefore these elections will not be available to the Company's US Portfolio Stockholders.

     There are other adverse US tax rules associated with holding Shares in a company that has been a PFIC during any part of a US Portfolio Stockholder's holding period. These include a denial of a step-up in a tax basis on the death of a US individual stockholder, and burdensome reporting requirements.

     If the Company ceases to be a PFIC, a US Portfolio Stockholder may avoid the application of the tax treatment described above by electing to be treated as if it sold its Shares on the last day of the last taxable year in which the Company was a PFIC. Any gain is recognized and subjected to tax under the rules described above.
Loss is not recognized. The US Portfolio Stockholder's basis in the Shares is increased by the amount of gain recognized on the deemed sale. This election is not available to a US Portfolio Stockholder that previously elected to include its share of the Company's income on a current basis. The US Congress recently has considered legislation that would alter the PFIC rules substantially. Prospective investors should consult their own tax advisors as to the potential application of the PFIC rules, as well as, the impact of any proposed legislation that could affect them.

     The Company has generated sufficient income and assets during 1999 and 2000 not to be deemed a PFIC.

Taxation of Dividends.

     The Company does not expect to pay cash dividends for the foreseeable future, but, rather, to retain earnings to finance expansion of the business. Should the Company begin paying dividends, however, the Company's dividends to its US Portfolio Stockholders would be exempt from Bahamian tax. The overall limitation on non-US taxes eligible for US credit is calculated separately with respect to specific classes, or "baskets" of income. For this purpose, dividends distributed by the Company will generally constitute "passive income" or, in the case of certain US Portfolio Stockholder, "financial service income." The US tax credits allowable cannot exceed the US federal income tax payable. The consequences of the separate limitation calculation will depend on the nature and sources of each US Portfolio Stockholder's income and the deductions allocable thereto.

     Distributions on the Shares will constitute dividends for US Federal income tax purposes to the extent paid out of current or accumulated earnings and profits of the Company, as determined for US federal income tax purposes. If the Company pays a dividend, such
dividend would likely be paid in U.S. dollars.     The amount of
dividend income for a US Portfolio Stockholder will be the US dollar value of the dividend income on the date of receipt, even if the
dividend is not converted into US dollars.      Dividends paid by the
Company will not be eligible for the "inter-corporate dividends received" deduction allowed to US corporations.

Estate and Gift Tax

     The Commonwealth of The Bahamas does not impose any estate, inheritance or gift taxes. Therefore, no Bahamian estate tax, inheritance tax or gift tax will be imposed on the death or upon a lifetime gift by, a US Portfolio Stockholder.


ITEM 8.   SELECTED FINANCIAL DATA.

Selected Consolidated Financial Data

     The selected historical data presented below has been derived from the financial statements of the Company, which financial statements have been examined by Ronald Atkinson & Co., Chartered
Accountants for the Company and are included elsewhere herein for the fiscal years ended December 31, 1998 and 1999.

     The financial statements are presented in U.S. dollars and have been prepared in accordance with U.S. GAAP.

     The following table summarized certain financial information and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company has not declared a dividend during each of the fiscal years ended December 31, 1998, or 1999. There were no fluctuations in revenues and net income (loss) between the fiscal years stated in the table below since the Company was inoperative. Please refer to Item
9. Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations. For the reasons set forth herein the information shown below may not be indicative of the Company's future results of operation.

Statement of Loss and Accumulate Deficit Data:

                                   In US Dollars

                                   1997      1998     1999

Income Statement Data:
Total revenue                      0         0               0
Interest expense                   0         0               0
Net income (loss)                  0         0         (60,664)

Net income (loss) per
 ordinary share (dollars)          0         0         (  0.22)
Balance Sheet Data:
Total assets                       0     5,000         112,480
Net working capital
 (deficit)                         0         0         (60,664)
Shareholders' equity               0     5,000         150,000

All amounts are calculated in accordance with U.S. GAAP.


ITEM 9.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
          CONDITION AND RESULTS OF OPERATIONS.

     The Company has inadequate cash to maintain operations during the next twelve months. In order to meet its cash requirements the Company will have to raise additional capital through the sale of securities or loans. As of the date hereof, the Company has not made sales of additional securities and there is no assurance that it will be able to raise additional capital through the sale of securities in the future. Further, the Company has not initiated any negotiations for loans to the Company and there is no assurance that the Company will be able to raise additional capital in the future through loans. In the event that the Company is unable to raise additional capital, it may have to suspend or cease operations. The Company has no plans for other types of activities during the next twelve months.

     The Company does not intend to conduct any research or development of its services during the next twelve months other than as described herein.

     The Company does not intend to purchase a plant or significant equipment, however, the Company does intend to acquire an interest in other corporations that do own substantial assets.

     The Company will hire employees on an as needed basis, however, the Company does not expect any significant changes in the number of employees.

      The Company hopes that it will initiate operations and thereby
earn revenues in the second  quarter of 2001.   There is no
assurance, however, that the Company will earn said revenues as planned.

Inflationary and Other Economic Pressures

     The Company is not currently generating revenues from sale of electricity. Future revenues in this segment are governed primarily by worldwide commodity pricing. No immediate effect in respect to inflation and changes on prices is realized. However inflationary pressures effect the Company's development expenditure. The directors estimation of inflation is considered in regards to the general state of the world economy of the Philippines in particular. This exposure to inflationary pressure is dependent on the mix of goods and services provided to the Company by suppliers, source internally in Philippines and externally. At this stage the Company is unable to quantify the mix of inflationary pressures from different sources that will affect the supply of goods and services to the Company.

Government Policies

     The Company has considered the issue of political risk in the Philippines in which the Company is acquiring assets and will continue to do so as a matter of normal business practice. The Company's expects the initial energy acquisitions will be located in the Philippine Islands and there has been a long established energy industry, with significant elements of foreign capital investments and no history of expropriation.

     The Philippine Islands is a separate national state and like many other national states regulates controls and taxes activities conducted by residents and non-residents in the county and the flow of investment into the country and the return of capital out of the country. All of these controls and regulations are subject to change from time to time. Some of the interests of the Company are subject to the laws of the Philippine Islands. These contracts are subject to controls and regulations by the contracting parties and by the government of the Philippine Islands. These factors, in addition to the usual risks and the economic and political stability of the host country must all be taken into account in relation to the Company's operations in the Philippine Islands.

     Other than the     foregoing, the Company believes that the
government policies of the Philippine Islands will      not affect
investments by United States Nationals in Ordinary Shares of the Company.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT.

Officers and Directors

     The officers and directors of the Company are as follows:

Name                     Age       Position

David E. Atkinson        32        Chairman, President, Chief
                                   Executive Officer and Director

Robert C. Darville       39        Secretary, Treasurer, Chief
                                   Financial Officer and Director

Joanta H. Green          40        Director

     All directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. The Company's officers are elected by the Board of Directors at the annual meeting after each annual meeting of the Company's shareholders and hold office until their death, or until they resign or have been removed from office.

David E. Atkinson, President, Chief Executive Officer and a member of the Board of Directors.

     Since September 8, 1995, Mr. Atkinson has been President, Chief Executive Officer and a member of the Board of Directors of the Company. From 1988 to 1995, Mr. Atkinson was the President of Electrical Systems Inc. Electrical Systems Inc. was engaged in designing, financing, owning, operating and constructing power facilities in Canada. Since 1995, Mr. Atkinson has been the President and Chief Executive Officer of ESI E&C Inc. which is located in Nassau, Bahamas. ESI E&C is a global designer and constructor of medium sized water, power and infrastructure projects
in developing countries.   Since July 26, 2000, Mr. Atkinson has
been the Chief Executive Officer and director of Bargold Resources Ltd. Bargold is engaged in the business of oil and gas exploration and mining.

Robert C. Darville - Secretary, Treasurer, Chief Financial Officer and Member of the Board of Directors.

     Since December 9, 1999, Mr. Darville has been Secretary, Treasurer, Chief Financial Officer and a member of the Board of Directors. Since 1991, Mr. Darville has been President and Chief Executive Officer of Darville Packaging Ltd. which is located in Nassau, Bahamas. Darville Packaging is engaged in the business of custom printing of paper and plastic bags, boxes, labels, promotional items, computer forms, giftware and industrial packaging supplies.

Joanta H. Green - Member of the Board of Directors

     Since December 9, 1999, Ms. Green has been a member of the Board of Directors. Since September 1995, Ms. Green has operated J.H. Green Enterprises, as a sole proprietorship. J.H. Green Enterprises is located in Sausalito, California and is engaged in the business of energy consulting and provides institutional training, project and proposal development, evaluation and implementation, business development assistance and market studies. She is an electrical engineer with a background in energy generation, and the rational use of energy for the commercial, industrial and residential sectors. She has undertaken projects including planning, design, procurement, installation, operation and financing. She has authored and been a contributing author to several books and papers on electrical power industry outlook, renewable energy systems, the rational use of energy, energy sector restructuring and development, and energy markets, all of which on both domestic and international issues. She has managed and participated in energy projects in the Philippines, Indonesia, Malaysia, Vietnam, Thailand, Kenya, Brazil, Germany, Austria, the U.K., and the United States.

         Mark Riser, the Company's former Vice President asked to be removed from his position as Vice President to pursue other business endeavors. In January 2001, the Board of Directors met and removed Mr. Riser as Vice President. There was no dispute between the Company and Mr. Riser regarding the Company's operations, policies or practices.


ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS.

Summary Compensation.

     The following table sets forth the compensation paid by the Company from inception through September 30, 1999, for each officer and director of the Company. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

SUMMARY COMPENSATION TABLE
                                          Long-Term Compensation
                    Annual Compensation           Awards          Payouts
                                    Securities
Names                            Other    Under     Restricted          Other
Executive                        Annual   Options/  Shares or           Annual
Officer and                      Compen-  SARs      Restricted  LTIP    Compen-
Principal   Year  Salary   Bonus sation   Granted   Share       Payouts sation
Position    Ended (US$)    (US$) (US$)    (#)       Units (US$) (US$)   (US$)

David E.    1999  30,000   0     0        0         0           0       0
 Atkinson   1998  0        0     0        0         0           0       0
President   1997  0        0     0        0         0           0       0

Robert C.   1999  0        0     0        0         0           0       0
 Darville   1998  0        0     0        0         0           0       0
Secretary   1997  0        0     0        0         0           0       0

Joanta H.   1999  0        0     0        0         0           0       0
 Green      1998  0        0     0        0         0           0       0
Director    1997  0        0     0        0         0           0       0

Mark Riser  1999  0        0     0        0         0           0       0
 Vice       1998  0        0     0        0         0           0       0
President   1997  0        0     0        0         0           0       0

(removed from office in January 2001)

     The Company anticipates paying the following salaries in 2000, subject to the Company beginning profitable operations and generating sufficient revenues to pay the same:

David E. Atkinson        President                2000      $10,000
Robert C. Darville       Secretary & Treasurer    2000      $     0
Mark Riser               Vice President           2000      $     0

     The Company has adopted a non-qualified incentive stock option plan, however, no options have granted as of the date hereof. There are no other stock option plans, retirement, pension, or profit sharing plans for the benefit of the Company's officers and directors other than as described herein.

Stock Option Plans and Long-Term Incentive Plan Awards.

     The Company does not have any stock option plans or long-term incentive plans that provide compensation intended to serve as incentive for performance.

Compensation of Directors.

     Directors do not receive any compensation for serving as members
of the Board of Directors.   The Board has not implemented a plan to
award options to any Directors. There are no contractual arrangements with any member of the Board of Directors.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR
          SUBSIDIARIES.

     None.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

     In December 1999 the Company issued 950,000 ordinary shares to the Company's officers and directors in consideration of $47,500.

     On December 13, 1997, the Company entered into a letter of intent with ESI to acquire a 90% interest in a partnership to be formed by ESI and Cotabato. ESI is entirely owned and controlled by David Atkinson, the Company's President. The partnership to be formed will consist of ESI and Cotabato. ESI will own 90% of the partnership and Cotabato will own 10% of the partnership. The partnership will be formed for the purpose of designing, building, owing and operating the Kabacan 8MW mini-hydro project. As of the date hereof, the partnership has not been formed and there is no assurance the partnership will be formed in the future. Further, the Kabacan mini-hydro project has not been initiated and there is no assurance such project will ever be initiated.

     There are no additional interests of management in transactions involving the Company except for those stated in Item 17 - Notes to the Financial Statements.


ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

Ordinary Shares

     The authorized Ordinary Shares of the Company consists of 100,000,000 Ordinary Shares. All shares have equal voting rights and are not assessable. Voting rights are not cumulative and, therefore, the holders of more than 50% of the Ordinary Shares could, if they chose to do so, elect all of the directors of the Company.

     Upon liquidation, dissolution or winding up of the Company, the assets of the Company, after the payment of liabilities, will be distributed pro rata to the holders of the Ordinary Shares. The holders of the Ordinary Shares do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares. The Ordinary Shares presently outstanding are fully paid and nonassessable.

Dividends

     Holders of the Ordinary Shares are entitled to share equally in dividends when, as and if declared by the Board of Directors of the Company, out of funds legally available therefore. No dividend has been paid on the Ordinary Shares since inception, and none is contemplated in the foreseeable future.

Transfer Agent

     Pacific Stock Transfer Company
     5844 Pecos Road
     Suite D
     Las Vegas, Nevada 89193
     Tel: (702) 361-3033


                              PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES.

     None.


ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
          SECURITIES.

     None.


                              PART IV

ITEM 17.  FINANCIAL STATEMENTS.

CONTENTS
                                                       Page

INDEPENDENT AUDITORS' REPORT                           F-1

FINANCIAL STATEMENTS
     Balance Sheet                                     F-2
     Statements of Operations                          F-3
     Statement of Changes in Stockholders' Equity      F-4
     Statements of Cash Flows                          F-5
     Notes to Financial Statements                     F-6 - F-8

                    INDEPENDENT AUDITORS' REPORT

To the Stockholders
Irutil Co., Inc.
Nassau, Bahamas

We have audited the accompanying balance sheet of Irutil Co., Inc. (a development stage company) at 31st of December 1999 and the related statements of operations, changes in stockholders' equity and cash flows for the year ended 31st of December 1999 and for the period from inception (8th of September 1995) to 31st of December 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company at 31st of December 1999 and the results of its operations and its cash flows for the year ended 31st of December 1999 and for the period from inception (8th of September 1995) to 31st of December 1999, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in
Note 5 to the financial statements, the Company has sustained operating losses and negative cash flows from operations since inception. In the absence of achieving profitable operations and positive cash flows from operations or obtaining debt or equity financing, the Company may have difficulty meeting current obligations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.




                                        /s/ Ronald Atkinson & Co.
                                        CHARTERED ACCOUNTANTS


Nassau, Bahamas
5th of June 2000

IRUTIL CO., INC.
(INCORPORATED UNDER THE LAWS OF THE COMMONWEALTH OF THE BAHAMAS)
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS
31ST OF DECEMBER 1999
30th SEPTEMBER 2000 (UNAUDITED)


                                             Unaudited
ASSETS                                       09-30-00      12-31-99

CURRENT ASSETS
 Cash                                        $    17,221   $ 112,480
                                             ===========   =========
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
 Accounts payable                            $    30,602   $   1,500
 Due to stockholder                               21,644      21,644
                                             -----------   ---------
     Total current liabilities                    52,246      23,144
                                             -----------   ---------
STOCKHOLDERS' EQUITY
 Common stock, par value $0.05; 100,000,000
  shares authorized; 3,000,000 shares issued
  and outstanding                                150,000     150,000
 Deficit accumulated during the
  development stage                             (185,025)    (60,664)
                                             -----------   ---------
     Total stockholders' equity                  (35,025)     89,336
                                             -----------   ---------
                                             $    17,221   $ 112,480
                                             ===========   =========





















                       See accompanying notes
                                 2

IRUTIL CO., INC.
(INCORPORATED UNDER THE LAWS OF THE COMMONWEALTH OF THE BAHAMAS)
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS
YEAR ENDED 31ST OF DECEMBER 1999, FOR THE PERIOD FROM
INCEPTION (8TH OF SEPTEMBER 1995) TO 31ST OF DECEMBER 1999 AND
FOR THE NINE MONTHS ENDED 30th SEPTEMBER 2000 (UNAUDITED)

                                                        Period from
                         Nine Months Ended  Year Ended  Inception
                         09-30-00           12-31-99    (09-08-95) to
                         (Unaudited)                    12-31-99

REVENUES                 $         -    $          -   $        -
                         ------------   -------------  -----------
OPERATING EXPENSES
 Bank charges                      91              20           20
 Officer's salary              90,000          30,000       30,000
 Professional fees             11,770          23,144       23,144
 Rent                          22,500           7,500        7,500
                         ------------   -------------  -----------
NET LOSS                 $    124,361   $      60,664  $    60,664
                         ============   =============  ===========

WEIGHTED AVERAGE NUMBER
 OF SHARES OUTSTANDING      3,000,000         274,795      140,508
                         ============   =============  ===========

NET LOSS PER SHARE       $       (.41)  $        (.22)
                         ============   =============
























                       See accompanying notes
                                 3

IRUTIL CO., INC.
(INCORPORATED UNDER THE LAWS OF THE COMMONWEALTH OF THE BAHAMAS) (A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE PERIOD FROM INCEPTION (8TH OF SEPTEMBER 1995) TO 31ST OF DECEMBER 1999
FOR THE NINE MONTHS ENDED 30TH OF SEPTEMBER 2000 (UNAUDITED)

                               Common Stock
                               par value $.05
                               per share;
                               100,000,000            Deficit
                               authorized  Stock      Accumulated  Total
                               3,000,000   Subsc-     During the   Stock-
                               issued and  ription    Development  holders'
                Date   Shares  outstanding receivable Stage        Equity
Issuance of
 common stock
 for cash at
 $0.05 per
 share         09-08-95    100,000 $    5,000 $ (5,000) $      -   $     -
               -------- ---------- ---------- --------  ---------  --------
Balance -
 12-31-98                  100,000      5,000   (5,000)                  -

Stock
 subscription
 received      12-12-99                          5,000         -      5,000
Issuance of
 common stock
 for cash at
 $0.05 per
 share         12-12-99  2,800,000    140,000                  -    140,000
Net loss from
 inception
 (09-08-95)
 to 12-31-99         -          -          -              (60,664)  (60,664)
               -------- ---------- ---------- --------  ---------  --------
Balances -
12-31-99                 3,000,000 $  150,000 $         $ (60,664) $ 89,336
               ======== ========== ========== ========  =========  ========
2000 Activity

Balances -
 09-30-00
 (unaudited)         -   3,000,000 $  150,000       -   $(185,025) $(30,025)
               ======== ========== ========== ========  =========  ========







                         See accompanying notes
                                    4

IRUTIL CO., INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS
YEAR ENDED 31st OF DECEMBER 1999, FOR THE PERIOD FROM
INCEPTION (8TH OF SEPTEMBER 1995) TO 31st OF DECEMBER 1999 AND
FOR THE NINE MONTHS ENDED 30TH OF SEPTEMBER 2000 (UNAUDITED)

                                                          Period from
                              Nine Month                  Inception
                              Ended 09-39-00  Year Ended  09-08-95
                              (Unaudited)     12-31-99 to 12-31-99

CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                     $   (124,361)  $    (60,664) $ (60,664)
                              ------------   ------------  ---------
 Adjustments to reconcile net
  loss to net cash used in
  operating activities:
 Accounts payable                   29,102          1,500      1,500
                              ------------   ------------  ---------
 Total adjustments                  29,102          1,500      1,500
                              ------------   ------------  ---------
     Net cash used in operating
      activities                   (95,259)       (59,164)   (59,164)
                              ------------   ------------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from issuance of
  common stock                          -         150,000    150,000
 Proceeds from stockholder
  loan                                  -          21,644     21,644
                              ------------   ------------  ---------
Net cash provided by financing
 activities                             -         171,644    171,644
                              ------------   ------------  ---------
NET (DECREASE) INCREASE IN
 CASH, representing ending balance
                              $    (95,259)  $    112,480  $ 112,480
                              ============   ============  =========
Supplemental Disclosures of
 Cash Flow Information:
 Income taxes paid            $         -    $         -   $      -
                              ============   ============  =========
 Interest paid                $         -    $         -   $      -
                              ============   ============  =========











                       See accompanying notes
                                 5

IRUTIL CO., INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          Organization and Business Activity

          Irutil Co., Inc. (the Company) was incorporated under the laws of The Commonwealth of the Bahamas ("Bahamas") on 8th of September 1995 as The Southern Energy Co. Inc., and subsequently on the 5th of July 1999, changed its name to Irutil Co., Inc. The Company proposes to acquire, develop and operate rural utilities in the Philippines, but, notwithstanding its 8th of September 1995 inception date, did not actually commence its development activities until October 1999. There were no transactions until 5th of October 1999.

          The Company is a development stage company as planned operations have not commenced. The accompanying financial statements represent those of a development stage company.

          Cash and Concentration of Credit Risk

          Cash in bank of $112,480 is held in a non-interest bearing demand account in the Bahamas, is not subject to United
          States FDIC insurance and is subject to the inherent credit risks of that country.

          Income and Revenue Taxes

          The Company is not subject to income or revenue taxes in The Commonwealth of the Bahamas.

          Translation of Accounts to U.S. Dollars

          As the functional currency is the U.S. Dollar, all of the Company's accounts are translated from Bahamian dollars to U.S. Dollars in accordance with Statement of Financial Accounting Standards #52. This requires that all monetary assets and liabilities are to be translated at the spot rate, all non-monetary assets and liabilities be translated at historical rates, and the operating results are to be translated at an average rate for the period. Any translation gain or loss is recognized currently.

          For the year ended 31st of December 1999 and for the period from inception (8th of September 1995) through 31st of December 1999, the Company did not incur any translation gain or loss.

          Use of Estimates in the Preparation of Financial Statements

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          Interim Financial Data

          The interim financial statements for the nine months ended 30th September 2000 are unaudited and omit certain financial statement disclosures. In the opinion of the management, the accompanying unaudited financial statements contain all adjustments (consisting of only normal, recurring adjustments) necessary to present fairly the financial position of the Company as of 30th September 2000 and the results of its operations and cash flows for the nine month periods ended 30th September 2000 are not necessarily indicative of the results of operations and cash flows which may be reported for the remainder of 2000.

NOTE 2.   DUE TO STOCKHOLDER

          Amount due to stockholder of $21,644 is non-interest bearing, is due on demand and was used to reimburse professional fees paid in 1999.

NOTE 3.   RELATED PARTY

          The Company leases office space on a month to month basis from a party related by virtue of common ownership. Total payments for the year ended the 31st December 1999 and for the period from inception (8th September 1999) to 31st December 1999 were $7,500.

NOTE 4.   STOCKHOLDERS' EQUITY

          The financial statements reflect the effect of a recapitalization in 1999 that had the effect of a 20 for 1 forward stock spilt.

NOTE 5.   GOING CONCERN

          The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. The Company has incurred significant operating losses and negative cash flows from operations since inception.

          The Company's ability to continue as a going concern is dependent upon achieving profitable operations and positive cash flows from operations or obtaining debt or equity financing. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

          Management is attempting to raise additional capital of up to $500,000 on a best efforts basis, which will assist the Company in funding operations and provide the opportunity for the Company to continue as a going concern. Management believes it will be successful in raising capital sufficient to continue operations.

ITEM 18.  FINANCIAL STATEMENTS.

     Not applicable. Consolidated financial statements are provided under Item 17.


ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS.

     A.   Financial Statements of Registrant.

     Contents

     Auditor Report.
     Balance Sheet.
     Statement of Operations.
     Statement of Changes in Stockholders' Equity.
     Statements of Cash Flows.
     Notes to Financial Statements.

     B.   Exhibits.

Document
Number    Description

1.1*      Articles of Association of
          The Southern Energy Co. Inc.

1.2*      Amendment to Articles of Association

4.1*      Letter of Intent between ESI E&C
          and the Company

4.2*      Memorandum of Agreement between ESI and
          Cotabato Electric Cooperative Inc.

* previously filed

All other schedules and exhibits are omitted, as the required information is not applicable or is not present in amount sufficient to require submission of the schedule or because the information required is included in the financial statements and notes hereto.

                              SIGNATURES


     The registrant hereby certifies that it meets all of the requirements for filing on Form 20 and that it has duly caused and authorized the undersigned to sign this amended registration statement on its behalf.

     Dated this 12th day of March, 2001.

                              Irutil Co., Inc.



                              BY:  /s/ David Atkinson
                                   David Atkinson, President



                              BY:  /s/ Robert Darville
                                   Robert Darville, Chief Financial
                                   Officer